April 8, 2010

VIA EDGAR

Christine Zenith
Corporate Disclosure
British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Ms. Zenith:

RE:	Western Copper Corporation (the “Company”)
Annual Filings for the year ended December 31, 2009
SEDAR Project Number: 1553401, 1553404

Further to your correspondence dated April 7, 2010, please be advised that the Company has amended its previously filed Management’s Discussion and Analysis (“MD&A”) for the financial year ended December 31, 2009 to correct the following deficiencies:

NI 51-102F1 (1.1): The date of the MD&A must be no earlier than the date of the auditor’s report on the financial statements for your company’s most recently completed financial year.

The date of the Company’s annual MD&A has been changed from March 25, 2010 to March 26, 2010, the date of the auditor’s report on the financial statements for the financial year ended December 31, 2009.

The Company’s certifying officers have also updated their NI 52-109 Certification of Disclosure to match the amendment filing date.

I trust that the revised documents satisfy our deficiencies accordingly. Should you have further questions or comments, please contact the undersigned at your earliest convenience.

Regards,

WESTERN COPPER CORPORATION

“Julien François” (signed)
Julien François
Chief Financial Officer